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| OMB APPROVAL |
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| SEC FILE NUMBER |
| --- |
| 8-37730 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Haverford Trust Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Radnor Corporate Center, Suite 450
(No. and Street)

| Radnor | PA | 19087 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul S. Rovner | 610-995-8700 | provner@haverfordquality.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 1601 Market Street | Philadelphia | PA | 19103 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, MarieElena Ness, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haverford Trust Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Deborah L. Roberts, Notary Public
Delaware County
My commission expires May 4, 2026
Commission number 1099571
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title:
President

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under
the Securities and Exchange Act of 1934

December 31, 2023

(These financial statements should be deemed confidential pursuant to subparagraph (e)(3) Rule 17a-5)

(With Report of Independent Registered Public Accounting Firm Thereon)

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Financial Statements

December 31, 2023

## Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

To the Stockholder and The Board of Directors
Haverford Trust Securities, Inc.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 27, 2024

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2023

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 4,864,465 |
| Brokerage commissions receivable | | — |
| Due from affiliates | | 10,071 |
| Other assets | | 50,528 |
| Total assets | $ | 4,925,064 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued expenses and other liabilities | | 32,272 |
| Total liabilities | | 32,272 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares | | 100 |
| Additional paid-in capital | | 49,900 |
| Retained earnings | | 4,842,792 |
| Total stockholder's equity | | 4,892,792 |
| Total liabilities and stockholder's equity | $ | 4,925,064 |

See accompanying notes to financial statements.

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Income

Year ended December 31, 2023

| | | |
|---|---|---|
| Revenue: | | |
| Brokerage commissions | $ | 473,616 |
| Other income | | 236,783 |
| Total revenue | | 710,399 |
| Expenses: | | |
| Employee compensation and benefits | | 341,761 |
| Clearing fees | | 99,442 |
| Accounting and auditing | | 30,400 |
| Computer charges | | 32,327 |
| Insurance | | 3,946 |
| Legal fees | | 4,336 |
| Occupancy | | 14,229 |
| Office supplies and expenses | | 1,599 |
| Registration fees | | 33,228 |
| Taxes, other than income taxes | | 2,791 |
| Telephone | | 1,119 |
| Other expenses | | 11,017 |
| Total expenses | | 576,195 |
| Net income | $ | 134,204 |

See accompanying notes to financial statements.

-Confidential-

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2022 | $ | 100 | 49,900 | 4,708,588 | 4,758,588 |
| Net income | | — | — | 134,204 | 134,204 |
| Balance, December 31, 2023 | $ | 100 | 49,900 | 4,842,792 | 4,892,792 |

See accompanying notes to financial statements.

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Cash Flows

Year ended December 31, 2023

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 134,204 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities that provided (used) cash: | | |
| Decrease in brokerage commissions receivable | | 141,416 |
| Increase in other assets | | (11,093) |
| Increase in net amount due from affiliates | | (6,366) |
| Increase in accrued expenses and other liabilities | | 3,269 |
| Net cash provided by operating activities | | 261,430 |
| Net increase in cash and cash equivalents | | 261,430 |
| Cash and cash equivalents, beginning of year | | 4,603,035 |
| Cash and cash equivalents, end of year | $ | 4,864,465 |

See accompanying notes to financial statements.

## (1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. All the outstanding stock of HTC is owned by Drexel Morgan & Co., a Pennsylvania corporation, bank holding company, and registered investment adviser.

On October 31, 2023, the Company terminated its clearing relationship with Wells Fargo Clearing Services, LLC and as of December 31, 2023 had not entered into a new clearing relationship. The Company is evaluating its business to determine how to best position itself in the future.

## (2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *(a) Related-Party Transactions*

A significant percentage of the Company's trading activity is directed by The Haverford Trust Company. Therefore, the Company's brokerage commissions and profitability are almost entirely dependent on decisions made by HTC.

During the year ended December 31, 2023, total expenses of $381,914 were allocated to the Company by HTC pursuant to a written agreement for office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. As of December 31, 2023, due from affiliates was $10,071 and represented an amount the Company was owed from HTC related to the year-end settle-up of allocated expenses pursuant to the expense sharing agreement described above.

### *(b) Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value.

### *(c) Revenue Recognition*

The Company recognizes commissions as revenue when securities trades are executed based upon the size and volume of transactions. Revenue is recognized at a point in time and is recorded on a trade-date basis as the event occurs and the related performance obligations are completed.

### *(d) Income Taxes*

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2020 – 2023) are subject to examination by the various jurisdictions.

## (3) Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2023.

## (4) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

## (5) Agreement with Clearing Broker

From January 1, 2023 through October 31, 2023, the Company had an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company cleared all of its securities transactions through this clearing broker, in an arrangement that was fully disclosed to its customers. The clearing broker remitted commission revenue to the Company net of fees for clearing and other services. Fees for clearing and other services were $99,442 for the year ended December 31, 2023. All commission revenue reported by the Company for 2023 resulted from this relationship.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker had the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that resulted from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations was not limited. During 2023, the Company did not incur any such expenses, and there was no such liability as of December 31, 2023.

The Company terminated its agreement with its clearing broker effective October 31, 2023. As a result, the Company did not have any trading activity or commission revenue after this date.

## (6) Subsequent Events

The Company has evaluated subsequent events through February 23, 2024, the date the financial statements were available to be issued.

## (7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $4,767,286 at December 31, 2023, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.68% at December 31, 2023.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2023

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 4,892,792 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Other assets | $ | 28,452 |
| Haircuts on securities: | | |
| Other securities - cash and cash equivalents | $ | 97,054 |
| Net capital | $ | 4,767,286 |
| Aggregate indebtedness: | | |
| Accrued expenses and other liabilities | $ | 32,272 |
| Total aggregate indebtedness | $ | 32,272 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | $ | 50,000 |
| Net capital in excess of minimum requirement | $ | 4,717,286 |

No material differences exist between the net capital computation on Part IIA of the Company's amended Form X-17A-5(a), which was filed on January 25, 2024, and the net capital computed above as of December 31, 2023.

See accompanying independent auditors' report.

**Schedule II**

**HAVERFORD TRUST SECURITIES, INC.**
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2023

Haverford Trust Securities, Inc. claims exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

## HAVERFORD TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of The Haverford Trust Company)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2023

Haverford Trust Securities, Inc. claims exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Haverford Trust Securities, Inc.:

We have reviewed management's statements, included in the accompanying Haverford Trust Securities, Inc. Exemption Report (the Exemption Report), in which (1) Haverford Trust Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2024

## Haverford Trust Securities, Inc. Exemption Report

**Haverford Trust Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii),

and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

**Haverford Trust Securities, Inc.**

I, MarieElena Ness, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Name: MarieElena Ness

Title: President

Date: February 21, 2024

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Haverford Trust Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Haverford Trust Securities, Inc. (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

*MEMBER NAME* HAVERFORD TRUST SECURITIES INC

*SEC No.* 8-37730

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 710,399.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | b | Net loss from principal transactions in securities in trading accounts. | | |
| | c | Net loss from principal transactions in commodities in trading accounts. | | |
| | d | Interest and dividend expense deducted in determining item 1. | | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | g | Net loss from securities in investment accounts. | | |
| | h | Add lines 2a through 2g. This is your **total additions.** | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 710,399.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| | b | Revenues from commodity transactions. | | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 99,442.00 | |
| | d | Reimbursements for postage in connection with proxy solicitations. | | |
| | e | Net gain from securities in investment accounts. | | |
| | f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | h | Other revenue not related either directly or indirectly to the securities business. | | |
| | | ***Deductions in excess of $100,000 require documentation*** | | |
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions.** | | $ 99,442.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2023

| | | | | | |
|---|---|---|---|---|---|
| 7 | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.** | | | $ 610,957.00 |
| 8 | | Multiply line 7 by .0015. This is your **General Assessment.** | | | $ 916.00 |
| 9 | | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | | General assessment from last filed 2023 SIPC-6 or 6A | | $ 769.00 | |
| 11 | a | Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) | $ 0.00 | | |
| | b | Any other overpayments applied | $ 0.00 | | |
| | c | All payments applied for 2023 SIPC-6 and 6A(s) | $ 769.00 | | |
| | d | Add lines 11a through 11c | | $ 769.00 | |
| 12 | | **LESSER** of line 10 or 11d. | | | $ 769.00 |
| 13 | a | Amount from line 8 | | $ 916.00 | |
| | b | Amount from line 9 | | $ 0.00 | |
| | c | Amount from line 12 | | $ 769.00 | |
| | d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** | | | $ 147.00 |
| 14 | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | | **Amount you owe SIPC.** Add lines 13d and 14. | | | $ 147.00 |
| 16 | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-37730 | DEA: FINRA | 2023 | Dec |

*MEMBER NAME* HAVERFORD TRUST SECURITIES INC
*MAILING ADDRESS* THREE RADNOR CORPORATE CTR # 450
RADNOR, PA 19087-4599
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HAVERFORD TRUST SECURITIES INC
(Name of SIPC Member)

Gordon Breish
(Authorized Signatory)

1/18/2024
(Date)

gbreish@haverfordquality.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***